

Mail Stop 7010

September 29, 2008

via U.S. Mail

Seth Grae
Chief Executive Officer
Thorium Power, Ltd.
1600 Tysons Boulevard, Suite 550
McLean, VA 22102

> **Re:** **Thorium Power, Ltd.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed September 10, 2008**
> **File No. 0-28543**

Dear Mr. Grae:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Preliminary Proxy Statement on Schedule 14A filed September 10, 2008

General

1. Please provide the information required by Instruction 2 to Item 407 of Regulation S-K with respect to the charters of your audit committee, compensation committee, and corporate governance and nominating committee.

Voting Your Proxy, page 1

2.   We note your disclosure that in uncontested elections, directors are elected by
        majority of the votes cast at the meeting. However, Section 2.11 of your amended
        and restated bylaws provides that in the election of directors, a plurality of the
        votes cast shall elect. Please advise or revise.

Proposal 3 – Approval and Ratification of an Amendment of the Articles of Incorporation
to Authorize the Board the Discretion to Effect a Reverse Stock Split…, page 20

3.   We note your disclosure that your board of directors will have the authority to
        effect a reverse stock split of up to 1-for-50. Please disclose the specific factors
        that your board of directors will consider when determining the size of the ratio.

4.   The reverse stock split will result in an increased number of authorized but
        unissued shares of your common stock. Please disclose whether you have any
        current plans, proposals or arrangements, written or otherwise, to issue the
        additional shares at this time. If so, please discuss them in necessary detail. If
        not, please state that you have no such plans, proposals or arrangements, written
        or otherwise, at this time.

5.   Please refer to Release No. 34-15230 and discuss the possible anti-takeover
        effects of the reverse stock split. Please also discuss other anti-takeover
        mechanisms that may be present in your governing documents or otherwise and
        whether there are any plans or proposals to adopt other provisions or enter into
        other arrangements that may have material anti-takeover consequences. Inform
        holders that management could use the additional shares to resist or frustrate a
        third-party transaction providing an above-market premium that is favored by a
        majority of the independent stockholders.

Effect of Reverse Stock Split, page 20

6.   In the table at page 20, please clarify the number of shares that will be (i)
        authorized and reserved for issuance, or (ii) authorized but unreserved and
        available for issuance after the reverse stock split. Please also discuss the dilutive
        effect of the reverse stock split on your current shareholders.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and

provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Laura Nicholson at (202) 551-3584 or, in her absence, Michael Karney at (202) 551-3847 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: M. Karney
        L. Nicholson

        <u>via facsimile</u>

        Louis Bevilacqua, Esq.
        (202) 654-1804